November 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Melanie Singh
James Lopez

Re:	WinVest Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 28, 2022
File No. 001-40796

Ladies and Gentlemen:

This letter is submitted on behalf of WinVest Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 7, 2022 regarding the Company’s Preliminary Proxy Statement on Schedule 14A submitted to the Commission on October 28, 2022 (the “Preliminary Proxy Statement”). For ease of reference, the comment in the Staff’s letter is reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A submitted October 28, 2022

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company respectfully advises the Staff that on page 6 of the Preliminary Proxy Statement, the Company has disclosed that its sponsor, WinVest SPAC LLC (the “Sponsor”), is not, and is not controlled by, a non-U.S. person. The Company and the Sponsor have further advised me that the Sponsor does not have substantial ties with a non-U.S. person.

* * *

Should the Staff have any questions, please contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Manish Jhunjhunwala, Chief Executive Officer, WinVest Acquisition Corp.